EXHIBIT 99.1

FORM 51-102F3

Material Change Report

ITEM 1.     NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.     DATE OF MATERIAL CHANGE

December 19, 2014

ITEM 3.     NEWS RELEASE

Issued December 22, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.     SUMMARY OF MATERIAL CHANGE

The Company announced today that it had received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment for its KSM Project. The Statement endorses the conclusions of the KSM Comprehensive Study Report (CSR) prepared by the Canadian Environmental Assessment Agency (“CEAA”) which found that the KSM Project is not likely to result in significant adverse effects on the environment. The federal decision is consistent with the Province of British Columbia’s approval of KSM which was received on July 30, 2014.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-02

Not Applicable.

ITEM 7.     OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.     EXECUTIVE OFFICER

Contact: Rudi Fronk
              Telephone: (416) 367-9292

ITEM 9.     DATE OF REPORT

DATED at Toronto, Ontario, this 22nd day of December, 2014.

ANNEX A

SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 22, 2014

Seabridge Gold’s KSM Project Receives Positive Federal EA Decision

Toronto…Seabridge Gold announced today that the Federal Minister of the Environment, the Honourable Leona Aglukkaq, has issued her Environmental Assessment Decision Statement for Seabridge’s KSM Project. The Statement endorses the conclusions of the KSM Comprehensive Study Report (CSR) prepared by the Canadian Environmental Assessment Agency (“CEAA”) which found that the KSM Project is not likely to result in significant adverse effects on the environment. The federal decision is consistent with the Province of British Columbia’s approval of KSM which was received on July 30, 2014.

Seabridge Gold Chairman and CEO Rudi Fronk stated that "with this positive decision, the Canadian Government has concluded its lengthy and rigorous environmental assessment process for the KSM Project, which began in 2009. I would like to thank Minister Aglukkaq for her decision and also acknowledge the professionalism of her technical team, led by the dedicated staff from CEAA, who were ably supported by representatives from Natural Resources Canada, including the Major Projects Management Office, Environment Canada, Fisheries and Oceans and Transport Canada. I would also like to acknowledge the continuing support of the Nisga’a Nation as well as the other First Nations and local communities whose involvement made substantial contributions to the achievement of this significant milestone. Finally, I want to thank the outstanding efforts made by our talented environmental and permitting team at Seabridge who deserve enormous credit for this accomplishment.”

 “Minister Aglukkaq‘s decision substantiates the findings of the Government of British Columbia and our own firm belief that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits to both British Columbia and Canada. The federal and provincial approvals impose important conditions on the development, operation and closure of KSM which we fully support. In addition to meeting these requirements, we pledge to continue the open, forthright and respectful dialogue with all interested parties that characterized the approval process. We regard these approvals as initiating the next step in our deepening relationship with BC’s northwest in which we strive to ensure that KSM meets the legitimate expectations of local communities as well our shareholders.”

The KSM Project underwent a joint harmonized federal-provincial environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act.  This process began in March 2008 with the initiation of the provincial review; the federal review process commenced in July 2009.  The provincial process concluded in July 2014 with the receipt of the BC Environmental Assessment Certificate.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net